SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                            MediaOne Group, Inc.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 58440J104
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                               (CUSIP Number)

                           Amos B. Hostetter, Jr.
                              The Pilot House
                                Lewis Wharf
                        Boston, Massachusetts 02110
                               (617) 854-3000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                May 12, 1999
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          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No. 58440J104
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     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Amos B. Hostetter, Jr.
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                                                           Instructions)
                                                           (a) ( )
                                                           (b) (X)
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     3.   SEC USE ONLY

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     4.   SOURCE OF FUNDS (See Instructions)

            PF/00 (See Item 3)
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     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                   ( )

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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                                   7. SOLE VOTING POWER (See Item 5)
           NUMBER OF
               SHARES                                54,363,719
                                   ---------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER (See Item 5)
           OWNED BY
               EACH                                  1,831,497
                                   ---------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER (See Item 5)
            PERSON
             WITH                                    54,363,719
                                   ---------------------------------------
                                   10.  SHARED DISPOSITIVE POWER (See Item 5)

                                                     1,956,472
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     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                56,320,191
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     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          (See Instructions)                                   ( )
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     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                9.33%
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     14.  TYPE OF REPORTING PERSON (See Instructions)
                IN
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Note:       This Amendment No. 1 to Schedule 13D (this "Amendment
            No. 1") amends the Statement on Schedule 13D dated
            April 22, 1999 (the "Schedule 13D") filed on behalf of
            Amos B. Hostetter, Jr. relating to the Common Stock
            (as defined in the Schedule 13D). Unless otherwise indicated all capitalized terms used herein shall have the respective meanings ascribed to them in the
            Schedule 13D.

Item 4.  Purpose of the Transaction.

      Item 4 of the Schedule 13D is hereby amended by the following:


      In response to the public announcement by the Company and AT&T on May 6, 1999 as to the execution of a definitive merger agreement (the "Merger Agreement"), Mr. Hostetter delivered a letter to the Company on May 6, 1999. In his letter, Mr. Hostetter requested that the Company release him from his obligations under the Shareholders Agreement to the extent necessary to permit AT&T and Mr. Hostetter to work together in the implementation and completion of the transactions contemplated by the Merger Agreement, including but not limited to Mr. Hostetter's commenting publicly with respect to such transactions and soliciting shareholder support for the merger (the "Merger") and other transactions contemplated by the Merger Agreement.

      On May 12, 1999, Frank M. Eichler, Executive Vice President - Law and Public Policy, General Counsel and Secretary of the Company, on behalf of the Company delivered to Mr. Hostetter a letter which was accepted and countersigned by Mr. Hostetter on May 14, 1999 as of May 12, 1999, and a copy of which is attached as Exhibit F to this Amendment No. 1 and incorporated herein by reference. The letter evidences the Company's agreement to extend the limited waiver of the Shareholders Agreement which it previously granted by its letter dated March 31, 1999 and to grant a waiver to permit Mr. Hostetter to solicit proxies for the Merger and to speak with the Company's shareholders concerning the financial aspects of the Merger. The waivers are solely to allow Mr. Hostetter to work with AT&T in the implementation and completion of the Merger and the transactions contemplated thereby, including the right to solicit proxies for the Merger and to speak with the Company's shareholders concerning the financial aspects of the Merger and for no other purpose. The waiver letter amends the Shareholders Agreement which, except as amended, remains in effect.

Item 7.     Material to be Filed as Exhibits.

            Exhibit F:        Letter dated May 12, 1999 from Frank M.
                              Eichler, Executive Vice President - Law
                              and Public Policy, General Counsel and
                              Secretary of the Company to Amos Hostetter.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 14, 1999



                                          /s/ Amos B. Hostetter, Jr.
                                          _______________________________
                                          Amos B. Hostetter, Jr.




                               EXHIBIT INDEX

Exhibit           Description
-------           -----------

F Letter dated May 12, 1999 from Frank M. Eichler, Executive Vice President - Law and Public Policy, General Counsel and Secretary of the Company to Amos Hostetter.